NEWS                                |               Riviera Holdings Corporation
BULLETIN                            |             2901 Las Vegas Boulevard South
                                    |                        Las Vegas, NV 89109
From:                               |         Investor Relations: (800) 362-1460
FRB                                 |                        Fax: (702) 794-9442
                                    |                      Hotel: (702) 734-5110
                                    |                         TRADED: AMEX - RIV
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The Financial Relations Board, Inc.

FOR FURTHER INFORMATION:

AT THE COMPANY:                                    AT FINANCIAL RELATIONS BOARD:
Duane Krohn, Secretary, Treasurer and CFO   Don Markley, Virginia Turner (media)
(702) 794-9527                                                    (415) 986-1591
Email: dkrohn@theriviera.com
                                                           FOR IMMEDIATE RELEASE
INFORMATION AGENTS for the TENDER OFFER:
MacKenzie Partners
(800) 322-2885 or (212) 929-5500

           RIVIERA HOLDINGS CORPORATION ANNOUNCES PRELIMINARY RESULTS
                    OF THE COMPANY'S $7.50 CASH TENDER OFFER

LAS VEGAS, NV- February 3, 2000 - Riviera Holdings Corporation (Amex: RIV) announced today the preliminary results of its cash tender offer of $7.50 per share which expired at midnight, Eastern Standard Time on February 2, 2000.

On a preliminary basis, 2,648,178 shares appear to have been tendered, including shares delivered pursuant to Notice of Guaranteed Delivery. Since such number is greater than the 590,000 shares the Company has agreed to purchase (an increase of 90,000 shares from what was originally announced on December 28, 1999), the shares to be purchased will be subject to proration. All proper tenders of less than 100 shares will be fully purchased. Based on the preliminary count, subject to final verification, the proration of other shares to be purchased is expected to be approximately 22.3% of the shares tendered. The proration percentage may change.

"We believe this response validates our rationale for repurchasing our shares," said Bill Westerman, Riviera's Chairman and CEO. "The limited market for our shares and the low trading volumes have made it difficult for stockholders to sell a substantial number of shares at prevailing market prices." The final number of shares properly delivered and the number of odd lots included therein will be calculated within the next few days. Payment for shares properly tendered and accepted will be made as soon as practicable.

About Riviera Holdings
Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino on the Las Vegas Strip and has developed a casino in Black Hawk, Colorado. Riviera Holdings Corporation is traded on the American Stock Exchange under the symbol RIV.

              For more information on Riviera via fax at no cost, please call (800) PRO-INFO (201-432-6555 outside the U.S.), code RIV.